Exhibit 99.1

Xylo Technologies: Viewbix Shares to Begin Trading on Nasdaq

TEL AVIV, Israel, June 05, 2025 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” or the “Company”), a technology-based company engaged in advanced innovative technologies, announced today that Viewbix Inc. (Nasdaq: VBIX), a global developer of ad-tech innovative technologies, has received approval for its shares of common stock to be listed on the Nasdaq Capital Market. Viewbix, in which Xylo holds an indirect stake through its 45.74% ownership in Gix Internet Ltd. (“Gix Internet”), which in turn owns 2,818,585 common shares representing 42.58% of Viewbix, expects its shares to commence trading on Nasdaq under the symbol “VBIX” on or about June 5, 2025, subject to continued compliance with Nasdaq exchange rules.

“We are thrilled to see Viewbix achieve this significant milestone with its uplisting to Nasdaq,” said Liron Carmel, Chief Executive Officer of Xylo. “Through our strategic investment in Gix Internet, we are proud to support Viewbix’s continued advancement and visibility in one of the world’s largest capital markets.”

About Viewbix Inc.

Viewbix, through its subsidiaries Gix Media Ltd. and Cortex Media Group Ltd., operates in the field of digital advertising. The Group has two main activities: search and digital content. The search activity develops a variety of technological software solutions, which perform automation, optimization, and monetization of internet campaigns for the purposes of acquiring and routing internet user traffic to its customers. The digital content activity is engaged in the creation and editing of content, in different languages and for different target audiences, for the purpose of generating revenues from leading advertising platforms, including Google, Facebook, Yahoo, and Apple, by utilizing such content to obtain internet user traffic for its advertisers. Viewbix’s technological tools allow advertisers and website owners to earn more from their advertising campaigns and generate additional profits from their websites.

For more information about Viewbix, visit https://view-bix.com/.

About Xylo Technologies

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technology company focused on innovative growth partnerships, mainly in the advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’s affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc., and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Zig Miami 54 LLC.

Xylo is traded on the Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit  https://ir.xylotech.ai/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo cannot guarantee the impact, if any of Viewbix’s listing on the Nasdaq Capital Market.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites are provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents on third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

ir@xylotech.ai

Investor Relations Contact:

Michal Efraty

Investor Relations,

michal@efraty.com